SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                                (Amendment No. 1)

                                EFTC CORPORATION

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   268443 10 8

                                 (CUSIP Number)

                                  Robert Monaco
                              RM Electronics, Inc.
                               One Perimeter Road
                              Manchester, NH 03103
                             Telephone: 603-627-9556

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 1998

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

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CUSIP NO.  268443 10 8           13D                           Page 2 of 5 Pages


1         NAME OF REPORTING PERSON

          RAYMOND MARSHALL

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                       (b) /X/

3         SEC USE ONLY



4         SOURCE OF FUNDS

          00
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          NUMBER OF                  7        SOLE VOTING POWER
            SHARES                            640,000
            BENEFICIALLY
            OWNED                    8        SHARED VOTING POWER
            BY                                0
            EACH
            REPORTING                9        SOLE DISPOSITIVE POWER
            PERSON                            640,000
            WITH
                                     10       SHARED DISPOSITIVE POWER
                                              0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          640,000
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /X/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
14        TYPE OF REPORTING PERSON

          IN

                                                               2

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CUSIP NO.  268443 10 8            13D                          Page 3 of 5 Pages


1         NAME OF REPORTING PERSON

          ROBERT MONACO

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                       (b) /X/

3         SEC USE ONLY



4         SOURCE OF FUNDS

          00
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                        / /

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
          NUMBER OF                  7        SOLE VOTING POWER
            SHARES                            640,000
            BENEFICIALLY
            OWNED                    8        SHARED VOTING POWER
            BY                                0
            EACH
            REPORTING                9        SOLE DISPOSITIVE POWER
            PERSON                            640,000
            WITH
                                     10       SHARED DISPOSITIVE POWER
                                              0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          640,000
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               /X/

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.0%
14        TYPE OF REPORTING PERSON

          IN

                                                               3

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          This Amendment No 1. to Schedule 13D (this "Amendment") amends the original Statement on Schedule 13D, dated May 6, 1998 (the "Schedule 13D"), of the Reporting Persons (as defined below) relating to the Common Stock, par value $.01 per share (the "Securities") of the following corporation (the "Issuer"):

                   EFTC Corporation
                   9351 Grant Street, 6th floor
                   Denver, CO  80229

     The Reporting Persons are: Raymond Marshall and Robert Monaco, each of whom is an individual.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) In the aggregate, the Reporting Persons own 1,280,000 shares of the Securities, or 8.0% of the aggregate number of the Securities outstanding, which are directly owned by the Reporting Persons as follows:

          Raymond Marshall directly owns 640,000 shares, or 4.0% of the Securities outstanding following completion of the public offering referred to in paragraph (c) below; and

      Robert Monaco directly owns 640,000 shares, or 4.0% of the Securities outstanding following completion of the public offering referred to in paragraph (c) below.

Each of the Reporting Persons expressly disclaims beneficial ownership of the Securities directly held by each other Reporting Person. The Reporting Persons have no agreement or understanding amongst themselves with respect to acquiring, holding, voting, or disposing of the Securities owned by them or any equity securities of the Issuer.

      (b) Each Reporting Person has sole power to vote and to direct the voting of, and sole power to dispose, or direct the disposition of, the Securities indicated as directly owned by such Reporting Person in Item 5(a).

      (c) Each Reporting Person has only effected one transaction in the Securities in the past 60 days, being the disposition of 260,000 shares of the Securities in an underwritten public offering by the Issuer and certain of its shareholders, including the Reporting Persons, pursuant to a registration Statement on Form S-3 under the Securities Act of 1933.

      (d) Not applicable.

      (e) On June 5, 1998, as a result of the sales referred to in paragraph (c) above, each of the Reporting Persons ceased to be the beneficial owner of at least five percent of the outstanding Securities.


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                                     SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 16, 1998



                                          /S/ Raymond Marshall
                                          Raymond Marshall


                                          /S/ Robert Monaco
                                          Robert Monaco

                                         5

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